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                              August 30, 2022

       Maximiliano Ojeda
       Chief Executive Officer
       MGO Global Inc.
       1515 SE 17th Street, Suite 121/#460596
       Fort Lauderdale, Florida 33345

                                                        Re: MGO Global Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed on August 3,
2022
                                                            CIK No. 0001902794

       Dear Mr. Ojeda:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS S-1 filed August 3, 20222

       Market Data, page 8

   1. We note that the prospectus includes market and industry data based on information from third-party sources. If
any of these reports were commissioned by you for use in
                                                        connection with the
registration statement, please file consents pursuant to Rule 436 of the
                                                        Securities Act as
exhibits to your registration statement or tell us why you believe you are not required to do so.
       Business Overview, page 9

   2. We note your disclosure that the Messi brand represents the first asset in your portfolio and that you intend to
expand your collection. Please revise your filing to indicate
 Maximiliano Ojeda
FirstName LastNameMaximiliano    Ojeda
MGO Global   Inc.
Comapany
August 30, NameMGO
           2022       Global Inc.
August
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FirstName LastName
         whether you are currently negotiating or have any probable agreements at this time.
Prospectus Summary, page 9

3. Please ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please revise to provide balanced information, rather than merely providing a list of risk factors at the end of this section.
Risk Factors, page 22

4. We note your risk factor indicating that consumer purchases of specialty retail products, including your products, are historically affected by economic conditions such as inflation. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
Use of Proceeds, page 45

5. We note that a certain portion of the proceeds received from this offering will be used for acquisitions. Please expand to disclose the identity of such businesses, if known, or, if not known, the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and a brief description of such business. Refer to Item 504 of
         Regulation S-K.
Results of Operations, page 52

6. To the extent that any one factor materially impacted your results of operations, please revise your disclosure to quantify the item and provide more context regarding the underlying reasons for the change. For example, we note that net revenue was impacted by both increased awareness and expansion of collections. Please quantify the amount revenue was impacted by each factor and explain the changes that were made to bring about these improvements. Please note this comment is not limited to the net revenue discussion in results of operations.
Business, page 59

7. Please describe your business operations in greater detail, including your manufacturing operations, if any, and the "operations" you conduct in New York and London.
Expansion of The Messi Brand, page 62

8. Please revise to elaborate on the extent of your collaborations. Please clearly disclose the status of your negotiations with partners, if any.
Social Media Marketing, page 63

9. We note your disclosure regarding aggregate number of followers for Leo Messi and The
         Messi Store for various platforms. Please revise to clarify the number of followers for
 Maximiliano Ojeda
FirstName LastNameMaximiliano    Ojeda
MGO Global   Inc.
Comapany
August 30, NameMGO
           2022       Global Inc.
August
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         The Messi Store.
Our Supply Chain Strategy, page 63

10. Please describe your supply chain in greater detail, including the sources and availability of raw materials.
Direct to Consumer (D2C) Channels, page 64

11. We note your disclosure that the Messi Store has had over 3.2 million unique online visitors. Please revise to clarify the time period for such visitors and how you determine a unique online visitor.
The Messi License, page 69

12. We note your disclosure that in 2020 you entered into a six year trademark license agreement. We also note your disclosure that the term ends in 2024. Please revise to clarify the term of your agreement.
Financial Statements, page F-2

13. We note that on November 30, 2021 MGO Global Inc. was incorporated and on
         December 6, 2021 MGO Global Inc. entered into a Rollover Agreement with MGO LLC and members of MGO LLC holding 88% of its membership interests. Pursuant to the
         Rollover Agreement, Rollover Members exchanged all of their membership interest in
         MGO LLC with MGO for shares in MGO and MGO LLC became an 88% owned subsidiary. Please address the following:
             Given that MGO Global Inc was incorporated on December 6, 2021, please disclose the basis of the historical information..
             Tell us and disclose how you accounted for the Rollover agreement citing authoritative accounting literature. In this regard, we note that your equity statement does not appear to reference the conversion of any MCO LLC shares. Statements of Changes in Stockholder's Equity (Deficit), page F-5

14. Please tell us and revise your footnotes to explain the accounting policy and transaction that resulted in the line item "Sale of subsidiary as non-controlling interest".
Prepaid Royalty Expense, page F-7

15. Please address the following regarding your accounting for the Trademark License
         Agreement with Leo Messi Management SL:
             Expand your disclosure to explain your accounting policy for the
Trademark License
             Agreement including the accounting guidance which your policy is based on.
             Disclose where you have recorded the right of use asset that is referenced on pages 52
             and 56.
             Explain how you are accounting for lease liabilities relating to the license agreement
 Maximiliano Ojeda
FirstName LastNameMaximiliano    Ojeda
MGO Global   Inc.
Comapany
August 30, NameMGO
           2022       Global Inc.
August
Page 4 30, 2022 Page 4
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              with Leo Messi as referenced on page 53.
                Revise your filing to clarify if the "license expense (reflected as "lease expenses" on the accompanying consolidated statement of operations)" you reference on page 52 in the selling and marketing cost discussion is actually royalty expense on the statement of operations. If not, please explain where lease expenses are recorded on the statement of operations.
                Given this policy requires significant judgement by management, please revise your
              Critical Accounting Policies and Estimates to quantify the estimates and provide sensitivity analysis, if appropriate.
Revenue Recognition, page F-7

16. We note that you sell your product directly to consumers and to wholesale customers. Tell us your consideration for disclosure of disaggregated revenue information based on the types of customers you sell to and/or by product type. Please refer to ASC 606-10-50-5.
Notes to the Consolidated Financial Statements, page F-7

17. Given the significance of Accounts Payable and Accrued Expenses, further segregation of these balances may be useful in helping a reader understand your obligations, please provide footnote disclosures that quantify and explain the specific nature of such liabilities.

18. Please provide segment disclosures as required under ASC 280-10-50-21. Please also provide entity wide disclosures required under ASC 280-10-50-40 and 50-41, or tell us why you do not believe they are required.
Joint Venture, page F-9

19. We note your disclosure that you did receive any royalties from SCIT and that you do not expect to resume operations of the joint venture. Please revise your disclosure to more clearly indicate that you do not expect to receive any of the royalties in your table or consider removing the table.
Note 9 - Prepaid Royalty Expense, page F-11

20. We note you entered into a new agreement with Leo Messi Management SL on November
         20, 2021. Given the prior agreement was effective for the majority time in the periods presented, please revise your disclosure to explain the terms of the prior agreement and how you accounted for it.
Note 12 - Subsequent Events, page F-13

21. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading
 Maximiliano Ojeda
MGO Global Inc.
August 30, 2022
Page 5
         up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.
Exhibits

22. We note your disclosure on page 77 regarding your employment agreements. Please file your employment agreements as exhibits to your registration statement. General

23. Please disclose whether and how your business segments, products, lines of service, projects or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices, shipping costs or challenges sourcing materials;
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
24. We note your Equity Joint Venture Contract with Shanghai Celebrity International
         Trading Co., Ltd. Please file this agreement as an exhibit to your registration statement or tell us why you believe it does not need to be filed. Refer to Item 601(b)(10) of Regulation
         S-K.
        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or Melissa
Gilmore, Staff Accountant, at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202)
551-4985 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



FirstName LastNameMaximiliano Ojeda                             Sincerely,
Comapany NameMGO Global Inc.
                                                                Division of
Corporation Finance
August 30, 2022 Page 5                                          Office of
Manufacturing
FirstName LastName